Direct phone: 404.873.8528
Direct fax: 404.873.8529
E-mail: stephen.fox@agg.com
www.agg.com

February 9, 2011

VIA EDGAR

Mr. Daniel Gordon
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC   20549

RE:	Rollins, Inc.
File No. 001-04422
Form 10-K for the year ended December 31, 2009
Proxy Statement on Schedule 14A filed March 16, 2010

Dear Mr. Gordon:

We are legal counsel to Rollins, Inc. (the “Company”).  This letter provides the Company’s responses to the comments in your letter dated January 31, 2011 about the Company’s referenced filings.  In an effort to facilitate the Staff’s review, we have repeated the comments prior to setting forth the Company’s response thereto.

Form 10-K for the Fiscal Year ended December 31, 2009

1.
We have reviewed your response to comment 1 and your suggested disclosure for future filings.  In addition to providing this disclosure within Management’s Discussion and Analysis of Financial Condition please include this disclosure within the footnotes to the financial statements.

The Company confirms that it will provide within the footnotes to the financial statements in future filings on Form 10-K disclosure consistent with the Company’s previously suggested disclosure submitted to the staff.

Please direct any further comments or questions to me at (404) 873-8528.

Sincerely,
ARNALL GOLDEN GREGORY LLP

/s/ Stephen D. Fox
Stephen D. Fox

cc:         Mr. Harry J. Cynkus